UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silver Dragon Resources Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

827692104

(CUSIP Number)

Ms. Chan King Yuet

10/F, Asia Rich Court, No. 5 Staunton Street

Central, Hong Kong

(852) 9270-8334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– with a copy to –

Paul J. Pollock

Crowell & Moring LLP

590 Madison Avenue, 20th Floor

New York, NY 10022

(212) 223-4000

April 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827692104

1	Names of reporting persons Chan King Yuet
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power 150,000
	8	Shared voting power 23,481,584[1]
	9	Sole dispositive power 150,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 23,631,584
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%
14	Type of reporting person (see instructions) IN

[1]

Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person as Representative (as such term is defined in the Voting Agreement and as set forth in Item 2 below) may be deemed to have shared voting power over 23,481,584 shares of common stock.

CUSIP No. 827692104	2

1	Names of reporting persons Barry King Hon Chan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 16,124,238[2]
	9	Sole dispositive power 16,124,238
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 16,124,238
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person (see instructions) IN

[2]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 16,124,238 shares of common stock.

CUSIP No. 827692104	3

1	Names of reporting persons Magnolia Ulan Fung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,000,000[3]
	9	Sole dispositive power 2,000,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person (see instructions) IN

[3]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,000,000 shares of common stock.

CUSIP No. 827692104	4

1	Names of reporting persons Su Hu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 400,000[4]
	9	Sole dispositive power 400,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[4]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 400,000 shares of common stock.

CUSIP No. 827692104	5

1	Names of reporting persons Hing Choi Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,486,310[5]
	9	Sole dispositive power 1,486,310
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,486,310
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person (see instructions) IN

[5]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 1,486,310 shares of common stock.

CUSIP No. 827692104	6

1	Names of reporting persons Yun Ming Roger Leung and Yuen Wah Leung (JT TEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 897,106[6]
	9	Sole dispositive power 897,106
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 897,106
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person (see instructions) IN

[6]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 897,106 shares of common stock.

CUSIP No. 827692104	7

1	Names of reporting persons Wai Ngai Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,423,930[7]
	9	Sole dispositive power -0-
	10	Shared dispositive power 2,423,930
11	Aggregate amount beneficially owned by each reporting person 2,423,930
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person (see instructions) IN

[7]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,423,930 shares of common stock.

CUSIP No. 827692104

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the shares of Common Stock, $0.0001 par value (the “Common Stock”) of Silver Dragon Resource Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2013 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On September 17, 2012, trading in shares of the Issuer’s Common Stock were suspended by the United States Securities & Exchange Commission. Subsequent to this date, Ms. Chan King Yuet and Marc Hazout, the president and chief executive officer of the Issuer, engaged in ongoing discussions regarding Ms. Chan and other prospective investors known to Ms. Chan providing working capital required by the Issuer. On November 1, 2012, Ms. Chan made a specific proposal to fund the working capital needs of the Issuer until such time as the Issuer became cash flow positive. The offer was conditioned, among other matters, upon members of the investor group being appointed to a majority of the Issuer’s Board of Directors. On November 3, 2012, Mr. Hazout formally rejected Ms. Chan’s proposal and advised Ms. Chan that the Board of Directors of the Issuer had determined to pursue alternative financing. In a report on Form 8-K filed by the Issuer on November 19, 2012, the Issuer announced that it had entered into a loan arrangement with a company controlled by Mr. Hazout. The 8-K filing provided no details about whether the loan arrangement was sufficient to meet the Issuer’s future working capital needs or to repay the so-called “toxic” loans made to the Issuer.

On November 20, 2012, in a report on Form 8-K, the Issuer disclosed that its auditors had filed a notice of non-compliance advising that the Issuer’s financial statements could no longer be relied upon. The Issuer has also not filed its required Form 10-Q for the quarter ended September 30, 2012. Finally, the Issuer has reported on Form 8-K that it has entered into forbearance agreements with holders of its toxic loans but the Issuer has not disclosed how it intended to finance the repayment of these loans.

On April 16, 2013, the Reporting Persons, through their legal counsel, sent a letter to the Board of Directors of the Issuer, which, among other things, expressed the concern of the Reporting Persons about the deterioration of the Issuer’s business, the significant dilution of their equity position, and the poorly disclosed insider-dealing transactions the Issuer has recently undertaken, especially as the Issuer is seriously delinquent in filing its required Periodic Reports under the Securities Exchange Act of 1934, as amended. As a result of the foregoing, the Reporting Persons are seeking representation on the board of directors of the Issuer. A copy of the letter is attached hereto as Exhibit C, and is incorporated herein by reference in response to this Item 4.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock owned by any of them, consistent with its investment purpose and in light of the circumstances described above, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with their investment purpose and in light of the developments described above, the Reporting Persons may continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 7. Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement – incorporated by reference to Exhibit A to the Schedule 13D as filed with the SEC on April 12, 2013.

Exhibit B – Voting Agreement – incorporated by reference to Exhibit B to the Schedule 13D as filed with the SEC on April 12, 2013.

Exhibit C – Letter to the Board of Directors dated April 16, 2013 – filed herewith.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

CHAN KING YUET, INDIVIDUALLY AND AS REPRESENTATIVE

/s/ Chan King Yuet
Chan King Yuet

BARRY KING HON CHAN, INDIVIDUALLY

/s/ Barry King Hon Chan*
Barry King Hon Chan

MAGNOLIA ULAN FUNG, INDIVIDUALLY

/s/ Magnolia Ulan Fung*
Magnolia Ulan Fung

SU HU, INDIVIDUALLY

/s/ Su Hu*
Su Hu

HING CHOI HU, INDIVIDUALLY

/s/ Hing Choi Hui*
Hing Choi Hui

YUN MING ROGER LEUNG AND YUEN WAH LEUNG (JT TEN)

/s/ Yun Ming Roger Leung*
Yun Ming Roger Leung

YUEN WAH LEUNG

/s/ Yuen Wah Leung*
Yuen Wah Leung

WAI NGAI HUI, INDIVIDUALLY

/s/ Wai Ngai Hui*
Wai Ngai Hui

*	By Representative pursuant to the Voting Agreement